November 8, 2012

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ORIX Corporation

Form 20-F for Fiscal Year Ended March 31, 2012

Filed June 27, 2012

File No. 001-14856

Dear Ms. Hayes:

We respectfully submit this letter in response to comments received from the staff via letter dated October 11, 2012 relating to Form 20-F of ORIX Corporation (the “Company”) for the fiscal year ended March 31, 2012 filed on June 27, 2012.

Regarding our responses to the staff’s comments, the Company recognizes and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the staff’s comments. For your convenience, we have restated the staff’s comments in italicized type and have followed each of the staff’s comments with our response thereto.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 31

Liquidity and Capital Resources, page 86

1.	We note your response to prior comment four. Please revise your future filings to address the following regarding liquidity risk on both a consolidated and subsidiary level:

•	Disclose the measures prescribed by relevant regulations to monitor liquidity risk at the entity or subsidiary level and whether you met the regulator thresholds for these measures.

•	Specify the sources of liquidity available at each subsidiary considering you disclose that your committed credit facilities are available to be drawn down by ORIX and certain of your subsidiaries.

•

Clarify whether there are restrictions on the funds available to your subsidiaries and their flow to the Parent and/or consolidated entity. For example, discuss whether the deposits collected by ORIX Bank are available to fund other subsidiaries or Parent activities.

Response:

We acknowledge the Staff’s comments and intend to revise our disclosure in future filings to address those comments.

(Proposed disclosure)

ORIX is primarily responsible for accessing liquidity for the ORIX Group and for managing the allocation of liquidity to subsidiaries. We support the liquidity of our major domestic subsidiaries, other than regulated subsidiaries like ORIX Bank and ORIX Life, and employ a cash management system for supplying funds to, and receiving funds from, these subsidiaries. Our overseas subsidiaries rely primarily on local sources of funding such as borrowings from local financial institutions and issuing bonds in local capital markets, although they may also obtain loans from ORIX depending on local market and business conditions, including local regulations such as those imposed on capital inflows. We endeavor to ensure that ORIX loans to its overseas subsidiaries comply with such local regulations. We support liquidity in overseas subsidiaries by establishing local commitment lines and maintaining a multi-currency commitment line available to ORIX and some of its overseas subsidiaries.

ORIX Bank and ORIX Life are our main regulated subsidiaries in terms of liquidity controls although several other of our subsidiaries also operate under such regulations. Each of these subsidiaries met the relevant regulatory threshold relating to measures for monitoring its liquidity risk as of March 31, 2012. ORIX Bank and ORIX Life are engaged in retail financial activities, such as deposit taking and insurance underwriting, and are regulated by Japanese financial authorities. Under relevant regulations, each of ORIX Bank and ORIX Life is required to manage its liquidity risk independently of other ORIX Group companies, and accordingly employs measures prescribed by relevant regulations to monitor liquidity risk at the entity level and maintain internal policies to manage their portfolios and capital resources on a standalone basis. ORIX Bank satisfies these requirements and maintains liquidity above the required level by setting and satisfying managerial measures, including target levels for its deposit reserve and limits for capital markets-based fundraising, and by holding an excess of liquid assets such as cash and marketable securities over the prescribed minimum threshold. It regularly monitors such measures, conducts sensitivity analyses under different magnitude scenarios and formulates strategies for reacting in the event such scenarios arise. ORIX Life maintains liquidity levels above those required by applicable regulations. It regularly monitors its liquidity levels, conducts stress tests at fixed intervals and analyzes its ability to react to various stressed events, such as a sudden economic downturn or an increase in underwritten insurance accidents, beyond assumed levels.

ORIX Bank raises the majority of the funds it needs to operate its business through deposit taking. Although ORIX Bank provides loans to several of our domestic subsidiaries in the ordinary course of its business, such loans must satisfy regulatory requirements and are subject to a maximum limit set by the Japanese Banking Act. Under such regulations, ORIX Bank may not make loans to the ORIX Group in an aggregate amount exceeding a regulatory limit. ORIX Life underwrites insurance, receives insurance premiums from policyholders, and conducts financing and investment activities, including lending. Lending from ORIX Life to the ORIX Group is subject to regulation, including under the Japanese Insurance Business Act. For these reasons, the ORIX Group manages its liquidity risks separately from ORIX Bank and ORIX Life.

Risk Management, page 98

Market Risk Management, page 100

2.	We note your response to prior comment six that you do not believe presentation of the outputs, objectives, limitations, inputs and assumptions used in your various quantitative analysis for market risk would be appropriate. We note that Item 11 in the instructions of Form 20-F requires quantitative information about market risk and provides three disclosure alternatives including the output, assumption, and parameters of Value at Risk (VaR) analysis and a sensitivity analysis resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, or other relevant market rates or prices over a selected period of time. Please explain how you met the disclosure requirements of Item 11 in Form 20-F or revise your future filings to present the following related to your statistical methods used for market risk management:

•	Provide quantitative disclosure of the outputs of those methods you use to monitor risks in your portfolio or at least for the method you rely upon the most.

•	Discuss the objectives and limitations of each method or provide context as to how investors should view the outputs.

•	Discuss the inputs and assumptions used in your models.

•

Discuss any internal policies regarding limits of the outputs. In this regard, discuss any known breaches of internal limits for the modeled outputs and address your procedures for addressing such breaches.

Response:

We understand that Item 11(a)(1) of Form 20-F offers three quantitative market risk disclosure alternatives, namely tabular presentation disclosure, sensitivity analysis disclosure, and value-at-risk disclosure. We identify our market risk as interest rate risk, exchange rate risk, and risk of market prices in stocks, in Item 11 on page 142 of our Form 20-F and select what we believe is the most suitable disclosure method for each of those risks. We believe, in this regard, that our quantitative disclosure meets the requirement of Item 11 of Form 20-F.

Our portfolio contains a large quantity of non-financial assets. We believe that neither a sensitivity analysis nor a value-at-risk analysis properly reflects the interest rate risk in our non-trading instrument portfolio. We accordingly select the tabular presentation specified in Appendix to Item 11 – Tabular Disclosures in the instruction to Item 11 and disclose asset and liability information, respectively. While a sensitivity analysis or value-at-risk analysis might present market risks in our trading instrument portfolio not otherwise disclosed, the fair value of that portfolio, ¥24,465 million as of March 31, 2012, is not material. Additional information on our trading instruments is provided on F-119 of our Form 20-F.

We adopt sensitivity analyses for quantitative disclosures of exchange rate risk and the risk of declines in market prices for stocks. In accordance with the instructions to Item 11(a), we disclose estimated losses and decreases in fair value for a hypothetical ten percent decline in market interest rates or stock prices.

Item 6. Directors, Senior Management and Employees, page 106

Compensation Policy for Executive officers, page 110

3.	We note your response to prior comment seven. Please augment your response by describing the guidelines your Compensation Committee sets as part of your program to grant points to directors and executive officers based on title and seniority.

Also please expand your statement that you may restrict the awarding of stock as a result of inappropriate activity to explain what happens to the points if the officer’s or director’s employment terminates for reasons other than retirement, either a voluntary or involuntary termination. For example, are the points subject to claw-back provisions or are there circumstances under which points are extinguished or forfeited? Your discussion should describe any policies you have that could result in claw-back, extinguishment or forfeiture. Alternatively, disclose that you have no formal policy and explain how you would restrict the stock awards in the event of inappropriate activity and how you would determine the types of behaviors that are inappropriate.

Response:

We acknowledge the Staff’s comments. The Compensation Committee has the authority to decide whether to provide or restrict compensation to ORIX directors and executive officers. The guidelines set by the Compensation Committee on the grant of points to directors and officers provide that the Compensation Committee:

•	may grant such points to existing directors and executive officers annually and to newly appointed directors and executive officers at the time of appointment;

•	may decide the number of points granted based primarily on title; and

•	should endeavor to maintain individual compensation, including Share-based compensation, at competitive levels, including by considering third-party compensation research.

The Compensation Committee has also established guidelines on the provision of stock awards to resigning directors and executive officers. These guidelines require the Compensation Committee to take into consideration the circumstances of resignation, including whether the resignation involved “inappropriate activity that may cause substantial detriment to the company.” Under these guidelines, the Compensation Committee may restrict the awarding of stock to an director or officer who resigns, voluntarily or involuntarily, as a result of such activity. In such a situation, the Compensation Committee may effect the restriction on the stock award by reducing, or causing the complete forfeiture of, accumulated points. There is no specified definition of inappropriate activity or rule outlining the method for restricting stock awards in the guidelines. Instead, the Compensation Committee has the authority to implement such sanctions case-by-case, based on the impact and significance of an event.

*        *        *

Please contact Theodore Paradise of Davis Polk & Wardwell LLP, our outside U.S. counsel (Tel.: +81-3-5561-4430; Fax: +81-3-5561-4795) with any questions you may have regarding this letter.

Sincerely yours,

/s/ Haruyuki Urata
Haruyuki Urata Chief Financial Officer, ORIX Corporation

cc:	Yoshiko Fujii
ORIX Corporation
Tel.: +81-3-5419-5042 / Fax: +81-3-5419-5901

Noriaki Habuto
KPMG AZSA LLC
Tel.: +81-3-3548-5101 / Fax: +81-3-3548-5109

Theodore A. Paradise, Esq.
Davis Polk & Wardwell LLP, Tokyo Office
Tel.: +81-3-5561-4430 / Fax: +81-3-5561-4795